UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For Immediate Release

October 22, 2013

METHANEX TO SELL A 10% EQUITY SHARE IN ITS EGYPTIAN JOINT VENTURE TO CURRENT JV PARTNER ARAB PETROLEUM INVESTMENTS CORPORATION

VANCOUVER, BRITISH COLUMBIA October 22, 2013—Methanex Corporation (TSX:MX)(NASDAQ:MEOH) has agreed to sell an approximate 10% equity share in Egyptian Methanex Methanol Company S.A.E. (EMethanex) to Arab Petroleum Investments Corporation (APICORP) for $110 million. The transaction will increase APICORP’s ownership in the joint venture to 17%. Methanex will remain the operator and majority shareholder of EMethanex with just over 50% ownership. The remaining 33% interest is held by several Egyptian government shareholders. Subject to completion of certain conditions precedent, the companies expect the sale to be finalized by the end of 2013.

APICORP, an inter-Arab development bank, raises capital through an array of strategic equity and debt investments with the objective of fostering the development of the Arab world’s oil and gas industries. APICORP is a strong supporter of Egypt and has been a shareholder of EMethanex since the project’s inception. The company has steadily expanded the scope of its investments in the energy industry including midstream sectors such as methanol.

John Floren, President and CEO of Methanex commented, “This is a win-win arrangement. The transaction aligns with APICORP’s investment strategy, and EMethanex will benefit from APICORP’s growing support. We are looking forward to continuing to build our relationship with APICORP. In Egypt, we have built a world-class methanol facility, and we believe our Egyptian operations will continue to create value for shareholders today and well into the future.”

Kamilia Sofia, President and CEO of EMethanex stated, “This transaction is positive for both EMethanex and Egypt. It demonstrates the support of APICORP for EMethanex and its confidence in Egypt’s future.”

Ahmad Bin Hamad Al Nuaimi, APICORP’s CEO and GM stated, “We are pleased to be increasing our investment in EMethanex. This investment supports our strategy of deepening our support for midstream and downstream sectors in the Arab energy industry. The EMethanex plant is a world class methanol facility and we expect it to generate strong value for our shareholders. This transaction also further expands our support for Egypt’s hydrocarbon industry.”

Methanex will remain the majority shareholder of EMethanex and there will be no governance changes or impact on its operations. EMethanex will continue to be integrated into Methanex’s organization. This state of the art methanol production facility started commercial operations in 2011. The plant is located in Damietta, Egypt on the Mediterranean Sea and is among the most energy efficient methanol plants in the world. The plant, which can produce 1.3 million tonnes of methanol per year, supplies both the local and global methanol markets and is integrated seamlessly into Methanex’s global methanol supply chain.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. For further information, visit www.methanex.com.

APICORP is an inter-Arab joint stock company hosted by the Kingdom of Saudi Arabia. It is wholly owned by the ten member states of the Organization of Arab Petroleum Exporting countries (OAPEC). For further information, visit http://www.apicorp-arabia.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “expects”, “will”, or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected timing of satisfaction of conditions precedent to completion of the transaction,

•	expected benefit to Methanex from the transaction, and

•	expected cash generation from EMethanex.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	satisfaction of all conditions precedent to completion of the transaction, and

•	future cash generation capacity of the EMethanex facility.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with successfully finalizing the transaction, including without limitation:

•	satisfaction of all conditions precedent to completion of the transaction.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Methanex Corporation

Tel: 604-661-2600

Toll Free: 1 800 661 8851

www.methanex.com

Investor Inquiries:

Sandra Daycock, Director, Investor Relations

Media Inquiries:

Marc Dupont, Director, Government and Public Affairs

APICORP

Media Inquiries:

Baiju Francis / Dhanya Issac

Weber Shandwick

T +971 4 445 42 22

bfrancis@webershandwick.com / dissac@webershandwick.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 22, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary